ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance[redacted]
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105
Fax: +49 (0) 36 41/220-117
e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Corporate Functions
Your contact: Jens Brajer

Our ref.: JB/Mtr
Date: 2008-06-11

File No. 82-34817

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following document that was released to our shareholders:

Type of document	Date of release
Press release	2008-06-11

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Corporate Functions

i. A.

Mandy Pfeil
Assistant Corporate Functions

Dew 6/20

CARL ZEISS MEDITEC

Carl Zeiss Meditec: Research Project for Innovative Laser Launched

First-of-its-kind procedure in the world for retinal laser treatment currently under development

Jena, June 11, 2008 In cooperation with leading scientific institutions, Carl Zeiss Meditec is currently developing a new technology for laser treatment procedures on the retina. "Together with our partners, we are currently working on an optimized, low-pain treatment solution which is designed to support eye specialists in efficiently treating patients suffering from a widespread eye disease. The efficient therapy is capable of further reducing possible side-effects of the treatment for patients. Moreover, the new procedure will presumably require fewer treatment stages, therefore saving additional costs over the mid-term," as Ulrich Krauss, President and CEO of Carl Zeiss Meditec, points out. Among the cooperation partners joining the medical technologies company are the Medical Laser Center Lübeck, an internationally recognized research and development institute, the Institute of Biomedical Optics of the University of Lübeck, as well as the Eye Clinic of the University Hospital of Schleswig-Holstein in Kiel, Germany,

The research project was officially launched by the German Federal Ministry for Education and Research. The concept behind the project, which was selected as the winner of the "Innovation Competition for the Advancement of Medical Technology" by the ministry, has already been successfully tested on an experimental basis. The project, which is slated to run for 3 years, is unprecedented anywhere in the world.

The research project is aimed at implementing an exact dosage of the laser radiation for each individual eye – even for each treatment area within the eye – during retinal procedures by ensuring that the laser automatically adjusts to the optimal temperature needed for a specific treatment. The new laser ensures that treatments are conducted at the lowest temperature required for the therapy, therefore largely eliminating side-effects and pain. The new technology is used to treat widespread eye diseases such as diabetic retinopathy.

Press Release

Laser irradiations of the retina, so-called photocoagulations, are the most successful laser procedures in ophthalmology and have been used to treat retinal diseases for over three decades. In Germany, approximately one million photocoagulations are performed on the retina every year. Diabetics suffering from diabetic retinopathy are the most commonly affected. The disease causes hemorrhaging in the eye. The retina becomes detached at the blood leakage points, resulting in visual impairment. Left untreated, it can lead to blindness. With the help of laser light, hemorrhaging blood vessels can be re-sealed. As a result, blood supply to the center of the eye, and thus also central vision, are restored. In many instances, however, the laser light not only sealed the defective blood vessels, but also resulted in temperature increases in the surrounding tissue, causing potential damage. It was also painful for patients. With the new laser, complications of this nature are no longer an issue.

Carl Zeiss is a pioneer of laser applications in ophthalmology. The first ZEISS photocoagulator was developed in 1956 in cooperation with the ophthalmologist Dr. Gerd Meyer-Schwickerath from the University Eye Clinic Hamburg. Today, Carl Zeiss Meditec is one of the leading manufacturers of ophthalmic lasers.

Diabetic retinopathy is the most frequent cause of blindness among people of working age in Europe and North America. Some 30,000 people lost their eyesight as a result of diabetic retinopathy in Germany alone within the past few years. Ocular thrombosis as well as age-related macular degeneration can also be treated with the new method.

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activity: In the field of **ophthalmology**, Carl Zeiss Meditec offers integrated solutions for treating the four main diseases of the eye: visual defects (refraction), cataracts, glaucoma and retinal disorders. The company's system solutions are employed in all phases of disease management, from diagnosis to treatment and follow-up. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard-setting diagnostic systems such as the Humphrey® Field Analyzer, the Cirrus HD-OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **Neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualization solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spine surgery. The most recent example of our innovative performance in the area of microsurgery is the OPMI Pentero® visualization system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and also become a solution provider in neuro and ENT surgery.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualization systems for office-based doctors and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

An aging global population, rising expectations of doctors and patients, together with innovative treatment methods in medical technology are expected to promote market growth in the long term. Carl Zeiss Meditec holds an optimum position for future developments in the health sector. The company focuses its solution portfolio on the three medical challenges with a significant social and economic impact: loss of mobility, vision and cognitive abilities. The goal is to deliver technologies and application-oriented solutions that allow doctors to improve the quality of life of their patients and to further improve the efficiency of diagnosis and treatment.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Surgical GmbH, Carl Zeiss Meditec Vertriebsgesellschaft mbH, Acri.Tec GmbH and Carl Zeiss Medical Software GmbH), the USA (Carl Zeiss Meditec, Inc., Dublin California), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid)

ZEISS CARL ZEISS MEDITEC

and France (Carl Zeiss Meditec S.A.S, La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Formatiert: Englisch (USA)

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Kerstin Nössig/ Public Relations
Goeschwitzer Straße 51-52
07745 Jena, Germany

Telefon: +49 (0) 36 41 - 2 20 - 3 35
Telefax: +49 (0) 36 41 - 2 20 - 2 80

Formatiert: Englisch (USA)

E-Mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

END